EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Assessment agreement and taxation decision with Income Tax Authority regarding financing income, shareholder loans, DBS’s losses and its merger

Further to the description in Note 6.6.2 to the consolidated financial statements and sections 2.14 and 5.16 of the chapter containing a description of the Company’s business affairs in its 2015 periodic report dated March 16, 2016, and further to the update to the chapter containing a description of the Company’s business affairs and the notes to the financial statements in the Company’s quarterly report dated May 25, 2016, and further to the amending transaction report dated March 12, 2015 (Reference No. 2015-01-050563) (the “Transaction Report”) and the immediate report of January 31, 2016 (Reference No. 2015-01-020485), the Company hereby provides notification that on September 15, 2016, the Company signed an assessment agreement with the Israeli Tax Authority (the “Assessment Agreement”) thereby ending the disputes involving the tax assessor’s arguments concerning financing income from the shareholder loans and concerning the rights and shareholdings which the Company purchased (as described in the Transaction Report) in D.B.S. Satellite Services (1998) Ltd. (hereinafter, “D.B.S” and the “Tax Issue”) and regarding D.B.S.’s assertions that its entire losses, as recorded in its statements, should be tax deductible.

In addition, a taxation decision was reached in the Agreement which includes the Tax Authority’s preliminary approval of D.B.S.’s merger into and with the Company, in accordance with section 103B of the Income Tax Ordinance (the “Approval”).

The primary points of the Assessment Agreement are as follows:

1.	The Company is to pay tax amounting to approximately NIS 462 million.

2.	D.B.S.’s aggregate losses are to total approximately NIS 5.26 billion as a final assessment as of December 31, 2013. An additional loss will be added to such amount, with respect to the Tax Issue up to June 2015, in the amount of NIS 315 million (a total of NIS 223 million for 2014 and NIS 91 million for 2015).

3.	The Company’s aggregate shareholdings and rights in D.B.S. will be considered equity in D.B.S.’s books and a capital investment in the Company’s books, and no other income will be recorded for Company, nor shall any additional tax be paid with respect to the foregoing.

Concurrently, the Tax Authority granted the Approval for tax purposes for D.B.S.’s merger with and into the Company, in accordance with section 103B of the Income Tax Ordinance. The primary points of the Approval are as follows:

1.	The Approval also pertains to D.B.S’s losses with respect to Section 103H of the Income Tax Ordinance and provides that following the merger, D.B.S.’s losses as of the date of the merger may be set off against the profits of the absorbing company, provided that in each tax year, no set-off will be permitted of an amount exceeding approximately 12.5% (spread out over 8 years) of the merging company’s and absorbing company’s aggregate losses, or of 50% of the absorbing company’s taxable income in the same tax year prior to setting-off the loss from previous years, whichever is lower.

2.	The approval is given in accordance with the applicable tax laws in effect at the time. Without derogating from the loss amount determined in the Assessment Agreement, in the case of any change in the applicable tax laws, the Income Tax Authority will reconsider the Taxation Decision in accordance with the tax laws applicable as of the date of the merger. Nevertheless, it was clarified that any change in the tax laws which does not mandate a change to the Approval will not result in any such change.

3.	The Approval is in effect until December 31, 2019. The Income Tax Authority will extend the date of the Approval each year by an additional year, subject to the Company’s and D.B.S.’s declaration that there has been no material change in their business affairs and subject to the terms of the Taxation Decision, and subject to the interpretation given to the tax laws, provided that such interpretation is published in writing.

As part of the terms of the agreement pursuant to which the Company purchased Eurocom’s shareholdings (50.2%) in D.B.S. (the “Purchase Agreement”) as detailed in the Transaction Report, a term was determined for payment of a contingent consideration component which is, among other conditions, the reaching of a final decision regarding the taxation of D.B.S.’s losses (see section 4.6.4.2 of the Transaction Report). Following the execution of the Assessment Agreement and the Taxation Decision, the audit committee will discuss in coming days whether the term is satisfied and the amount for payment in accordance with the terms of the Purchase Agreement.

The execution of the Assessment Agreement and the Taxation Decision was (unanimously) approved by the Company’s audit committee, which, as specified in the Transaction Report, was authorized by the General Meeting to make decisions with respect to the purchase transaction, including in connection with the satisfaction of the terms provided therein, in its meetings on July 4, 2016 and September 15, 2016. The contractual engagement was also approved by the Company’s Board of Directors, without the participation of directors on behalf of the Eurocom Group, at the Board meetings on July 4, 2016 and September 15, 2016 (the director Rami Nomkin objected to the approval in the meeting of July 4, 2016, and was not present at the meeting on September 15, 2016, at which the resolution was unanimously passed).

The Assessment Agreement and the Taxation Decision will not impact the Company’s financial results since, as stated in the financial statements as of December 31, 2015, the effect is included in the financial statements as of such date due to the fact that an agreement in-principle was reached with the tax assessor.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.